FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

GALEN HOLDINGS PUBLIC LIMITED COMPANY (Translation of registrant's name into English)

Seagoe Industrial Estate Craigavon BT63 5UA United Kingdom (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Press release announcing the preliminary results for the year ended 30 September 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GALEN HOLDINGS PUBLIC LIMITED COMPANY
Date: 20 November 2002	By: /s/ Anthony D. Bruno Name: Anthony D. Bruno Title: Senior Vice President, Corporate Development and General Counsel

<NEWS RELEASE>

Galen Holdings PLC

Preliminary results for the year ended 30 September 2002

Craigavon, Northern Ireland/Rockaway, New Jersey - 13 November 2002, Galen Holdings PLC ("Galen") (LSE: GAL.L, NASDAQ: GALN), the international pharmaceutical company, announces its preliminary results for the year ended 30 September 2002.

Financial Highlights (UK GAAP)
	Year ended 30 September 2002 (L m)	Year ended 30 September 2001 (L m)	Change (%)
Revenues

- Products	160.0	127.4	25.6%
- Services	41.5	55.3	(24.9)%
Total	201.5	182.7	10.3%

Operating profits[1]

- Products	63.7	43.4	46.8%
- Services	6.9	11.5	(40.0)%
Total	70.6	54.9	28.6%

Earnings per share[1]	32.2p	23.4p	37.6%

1 before exceptional items and amortisation of goodwill and intangible assets

* Earnings per ordinary share, before exceptional items and amortisation of goodwill and intangible assets, increased to 32.2p, up 37.6% over fiscal 2001.

* Operating profits generated by the pharmaceutical products business generated L63.7 million, an increase of 46.8% over 2001, reflecting the impact of the growth in our high margin US business.

* Total revenues were L201.5 million, of which 79.4% was pharmaceutical product sales of L160.0 million, a 25.6% increase over 2001.

* Total product sales in our Warner Chilcott Division in the US grew by 46% to L118.1 million compared to L80.9 million in fiscal 2001. This division now contributes 73.8% of total Product sales in the Group.

* Sales of promoted products, Ovcon (R), Doryx (R) and Estrace (R) Cream, were L34.7 million, L29.7 million and L23.6 million for the year, an increase of 27%, 103% and 16% respectively. Total sales of these top three products increased 42% to L88 million, compared to L61.8 million in fiscal 2001.

* Total growth in product sales was driven by strong organic growth for our top three promoted products as well as the additional revenues from Estrace (R) Tablets of L14.0 million, purchased in June 2001 and Duricef (R) and Moisturel (R), purchased in March 2002.

* Cash generated from operations was L63.3 million. In addition, L156.3 million was raised from the sale of our services operations and a total of L166.1 million in debt retired, including buy back of L76.3 million high-coupon bonds. At the end of the year our cash on hand was L198.8 million, and our net cash position, after long term debt (including L31.6 million bonds remaining), stood at L165.8 million (2001, L18.0 million).

* The Board has recommended the payment of a final dividend of 2p per ordinary share, which represents a total for the year of 3p, an increase of 20% over the previous year.

Business Highlights for the Year

* In October, receipt of approvable letter from US Food and Drug Administration (FDA) for estradiol acetate intra-vaginal ring, our first New Drug Application (NDA) in the US.

* Launch of Doryx (R) 75mg in January.

* Acquisition of Duricef (R) and Moisturel (R) from Bristol-Myers Squibb in March, increasing our portfolio of products.

* Filed an NDA for a line extension to Ovcon (R), our oral contraceptive.

* Divestment of pharmaceutical services business in a series of transactions during the year, raising L156.3 million in cash.

Commenting on the results, Chief Executive Officer, Roger Boissonneault, said:

"This is an excellent set of results for Galen. During the year, we took a number of strategic steps, such as the divestment of our services business, towards positioning Galen as a pure pharmaceutical company, with strong organic growth, a robust pipeline and a strong balance sheet. We have delivered on all of our objectives and look forward to 2003 with much confidence."

# # #

For further information, please contact:
Galen Holdings
John King, Executive Chairman	Today:	+ 44 (0) 20 7269 7116
Roger Boissonneault, Chief Executive Officer	Thereafter:	+ 44 (0) 28 3833 4974
David Kelly, SVP Finance and Planning

Financial Dynamics
Sophie Pender-Cudlip/Andrew Dowler	Tel:	+ 44 (0) 20 7269 7116

For further information on Galen visit: www.galenplc.com

An analyst presentation will take place at 9.30am (GMT) today at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2. A conference call will also take place at 2pm (GMT) today. Please call Mo Noonan on 020 7269 7116 for further details.

Note:

Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Chairman and Chief Executive Officer's statement

Overview and Financials

Galen Holdings PLC is an international pharmaceutical company focused principally on the therapeutic areas of women's healthcare, dermatology and urology.

The year ended 30 September 2002 has seen solid progress in the building of the business, particularly in the US, and continued excellent financial performance. The Company recorded revenues of L201.5 million, an overall increase of 10.3% on the previous year. Of these revenues, 80% were generated by our pharmaceutical products business and 20% by our now discontinued pharmaceutical services business. Year on year growth of our pharmaceutical business was an excellent 25.6%. 74% of our pharmaceutical business revenues now arise in the United States reflecting the success of Warner Chilcott, which was acquired in September 2000.

Gross profit for the period increased to L140.3 million from L118.5 million driven primarily by the growth in sales of high margin pharmaceutical products in the US, which more than compensated for the reduction in revenues resulting from the disposal of our pharmaceutical services business. Operating profit, before amortisation of intangible assets and goodwill rose to L70.6 million, a 28.6%, increase on 2001. Operating expenses, other than from amortisation of intangible assets and goodwill, increased from L63.6 million to L69.7 million in the period. These costs reflect higher R&D spending of L13.9 million this year versus L9.3 million last year. Operating margins also improved from 30% to 35% due to our exit from pharmaceutical services and good progress in the US pharmaceutical market. Earnings per share, before amortisation of intangible assets and goodwill rose by 37.6% to 32.2p. During the year, we generated cash of L63.3 million from operations, which provides additional support to our already strong balance sheet and enhances our ability to continue the acquisition element of our expansion strategy.

These excellent results reflect the strength and continuing growth of our underlying business and have encouraged your Board to recommend the payment of a final dividend of 2p per ordinary share, which represents a total for the year of 3p, an increase of 20% over the 2.49p declared for the previous year.

Corporate Activity

Galen is committed to delivering continued growth in its fast growing core pharmaceutical business. As part of our strategy to achieve this goal, we acquired Warner Chilcott in September 2000, which gave us access to the US pharmaceutical market where we believe the Company will achieve significant future growth. In the interest of achieving maximum growth and freeing up additional resources for our ambitious growth plans, we took the decision to dispose of our pharmaceutical services businesses. The divestment of our pharmaceutical services business during 2002 for L156.3 million, transforms Galen into a pharmaceutical company with clear therapeutic focus and a strong presence in the US. Your Directors believe that the resources released in this process will achieve a substantially enhanced return when invested in our pharmaceutical business.

In March 2002, we completed the acquisition in the US of Duricef (R), a cephalosporin antibiotic, and Moisturel (R), a skin moisturising cream, from Bristol-Myers Squibb for a cash consideration of $40 million. This strengthens our product portfolio in dermatology in the US and highlights our strategy to utilise acquisition of products to build positions in therapeutic areas where we are focused. These products have performed well for the second half of the current financial year and replaced earnings lost by the divestiture of the pharmaceutical services business. Our corporate development group continues to actively pursue acquisition, licensing and other opportunities to further strengthen the Company.

During the year ended 30 September 2002, we retired $111.3 million of high yield (12.625%) bonds inherited at the time of the Warner Chilcott acquisition, leaving only $48.4 million of the original $200 million outstanding. This has improved the quality of our balance sheet and will provide an uplift in earnings from reduced interest charges.

Sales and Marketing

During the year, we saw the continued positive impact from the acquisition of Warner Chilcott. Pharmaceutical product revenues for the year were L160.0 million representing a 25.6% increase over the previous year. The US now accounts for 74% of our total pharmaceutical revenues. The predominant focus for our pharmaceutical activities is therefore clearly the US where market opportunities exceed those in Europe and other territories. Our 230 persons sales force continues to gain market share in the therapeutic areas in which we operate (women's healthcare, dermatology and urology). On a calendar year basis, prescription growths for Ovcon® , Doryx (R) and Estrace® Cream are 27.3%, 64.6% and 5.8% respectively.

In women's healthcare we have products in the two categories most important to the obstetrician and gynaecologist (OBGYN): contraception and hormone replacement therapy (HRT), the combined US market for which is in excess of $4 billion in sales. Our oral contraceptive, Ovcon (R), has grown strongly in the year to achieve revenues of L34.7 million, a 27% increase on last year. Ovcon® now enjoys a 2.3% share of the US oral contraceptive market and offers an excellent base for the launch of our new line extension, for which an NDA was accepted for filing by the FDA in June 2002.

In estrogen replacement therapy (ERT), Estrace (R) Cream, which is indicated for the treatment of the local symptoms of the menopause and is prescribed by both the OBGYN and the urologist, had revenues of L23.6 million, a 16% increase on last year. Our Estrace (R) Tablets product remains the second most widely prescribed ERT product in the US. Sales of Estrace (R) Tablets were L14 million. We do not actively promote this product because of generic competition and our strategic objective is to maintain market position until the launch of our proprietary second-generation tablet formulation.

In Dermatology, our proprietary pellitised formulation of doxycycline, Doryx (R), is now the most widely prescribed oral tetracycline in the treatment of acne. Total revenues for the year were L29.7 million, a 103% increase over the prior period. In January 2002, we launched a new 75mg dosage strength for Doryx® .. This product has performed well and we expect incremental growth for this new strength. Other US pharmaceutical products contributed L19.5 million of revenues.

In the UK, we are continuing to focus our business towards women's health and the discontinuation and disposal of less profitable non-core brands. Menoring® , our first IVR product for ERT has completed its first year in the UK market and has performed to expectation in a small market. Our promotional strategy is directed towards its establishment with hospital specialists. Positive patient feedback from our early experience programme is consistent with the high levels of patient acceptance in our clinical trial. Our proprietary anticholinergic, Regurin (R), for the treatment of incontinence (licensed from Madaus AG, Cologne) has performed well in its second year from launch.

The key strengths in our pharmaceutical business is the success of sales and marketing teams both in the US and UK. We have a proven track record of product launches, sustaining product growth, revitalising acquired products and utilising precision marketing techniques to focus our resources to achieve maximum return.

Research and Development

We continue to strengthen our investment in R&D. Activities are firmly directed towards the development of proprietary products for commercialisation in the US, which are based on drug delivery systems such as the IVR. We also pursue new products and line extensions that complement and strengthen our core pharmaceutical business.

In women's health, we have programmes in contraception, estrogen replacement therapy, infection control and prenatal vitamins. These involve a number of proprietary technologies including the IVR. During the year, we filed New Drug Applications (NDA's) with the United States Food and Drug Administration (FDA) for our intravaginal ring ERT product and Ovcon (R) line extension. The NDA for our first IVR estrogen replacement therapy was accepted for filing in February 2002. The receipt of an approvable letter for this product in October 2002, represents a milestone in the history of the Company and reflects the dedication and ability of all our technical staff.

Our second generation Estrace (R) tablet is in Phase III trials in the US and we anticipate submission of the NDA in mid 2003. This product utilises the drug delivery benefits of estradiol-3-acetate, which we have applied successfully in our IVR technology. We progress with a metronidazole releasing IVR for bacterial vaginosis, which is our first application of the IVR technology in infection control. This product is due to enter Phase III in the US in November 2002. Our testosterone IVR is in Phase II, where we are investigating experimental models to assess treatments for female sexual dysfunction. In pre-natal vitamins, where Warner Chilcott had traditionally a strong market position, we have developed our own proprietary iron delivery systems to strengthen exclusivity. In dermatology, following the launch of Doryx (R) 75 in January 2002, we are developing new and innovative delivery systems for the antibiotic to provide the next generation products in this category.

Investment in R&D for the financial year ended 30 September 2002 was L13.9 million, which represented a 50.5 % increase on the previous year.

Galen's People

At 30 September 2002, Galen had 960 employees, which represents a substantial decrease on last year's number, reflecting the sale of our pharmaceutical services businesses. Employment in the US is now 298 people. Since the IPO in 1997, Galen Holdings has consistently produced results in line with or in excess of expectation. This outstanding performance would be impossible to deliver without the skills and dedication of all colleagues within the Galen organisation. In particular, we recognise our non-executive directors whose able advice and counsel is of major importance to the success we achieve. In February 2002, Tom Lynch resigned from our board. We thank Tom for his work during his tenure as a non-executive director at Galen and wish him well in the future.

Outlook

The year ended 30 September 2002 has seen much change at Galen Holdings. The sale of our pharmaceutical services businesses completes our transformation into a pharmaceutical company and releases resources, which will be deployed to achieve greater return. Our strategy for growth remains constant and comprises three elements:

* the continued organic growth of our existing pharmaceutical business;

* the internal development of new proprietary products; and

* the acquisition of organisations, products and technologies that complement and strengthen our existing activities.

During the year, we have reported success in all elements of this strategy as we continue to leverage our position in the marketplace. We once again report record sales achievement and healthy growth. Our R&D programme has grown in depth and breadth and is totally focused on maximum economic return. We were delighted to receive an approvable letter for our first IVR product in the US and we continue to strengthen our pipeline with new projects.

We approach 2003 with much confidence.

Audited results for the year ended 30 September 2002

Consolidated profit and loss account (UK GAAP)

	Notes	2002	2001
		L'000	L'000
Turnover
Products		160,028	127,413
Services - discontinued operations		41,534	55,270
Total turnover		201,562	182,683
Cost of sales		61,250	64,187
Gross profit		140,312	118,496
Net operating expenses
Before amortisation of goodwill and intangibles		69,723	63,555
Goodwill and intangibles amortisation		27,405	24,602
Total net operating expenses		97,128	88,157
Operating profit
Before amortisation of goodwill and intangibles:
Products		63,708	43,438
Services - discontinued operations		6,881	11,503
Total before goodwill and intangibles amortisation		70,589	54,941
Goodwill and intangibles amortisation		(27,405)	(24,602)
Total operating profit		43,184	30,339
Gain on sale of discontinued operations		71,388	-
Investment income		7,327	4,455
Profit on ordinary activities before interest		121,899	34,794
Interest payable and similar charges		20,808	17,848
Profit on ordinary activities before taxation		101,091	16,946
Tax on profit on ordinary activities		9,049	3,594
Profit on ordinary activities after taxation		92,042	13,352
Minority interests		32	122
Profit for the financial year		92,010	13,230
Dividends		5,518	4,413
Retained profit for the year		86,492	8,817

Earnings per share	2	49.7p	8.2p
Diluted earnings per share	2	49.4p	8.1p
Adjusted earnings per share	2	32.2p	23.4p
Adjusted diluted earnings per share	2	32.0p	23.0p

Audited results for the year ended 30 September 2002

Consolidated balance sheet (UK GAAP)

	2002	2001
	L'000	L'000
Fixed assets
Intangible assets	480,457	510,742
Tangible assets	38,631	89,180
	519,088	599,922
Current assets
Stocks	17,082	16,563
Debtors	23,658	35,961
Cash at bank and in hand	198,751	222,002
	239,491	274,526
Creditors: amounts falling due within one year	48,172	62,324
Net current assets	191,319	212,202
Total assets less current liabilities	710,407	812,124
Creditors: amounts falling due after more than one year	32,353	193,144
Provisions for liabilities and charges	2,165	8,372
Deferred income	3,930	5,736
Net assets	671,959	604,872

Capital and reserves
Called up share capital	18,781	18,931
Capital redemption reserve	205	-
Share premium account	243,031	240,258
Merger reserve	290,685	290,685
Profit and loss account	119,257	54,756
Equity shareholders' funds	671,959	604,630
Minority interests - equity	-	242
	671,959	604,872

Audited results for the year ended 30 September 2002

Consolidated cash flow statement (UK GAAP)

		2002	2001
	Notes	L'000	L'000
Net cash inflow from operating activities	3	63,292	53,855
Returns on investments and servicing of finance
Interest paid		(23,823)	(17,848)
Interest received		7,325	4,455
		(16,498)	(13,393)
Taxation
Corporation tax paid		(4,493)	(1,115)
Capital expenditure
Purchase of tangible fixed assets		(11,572)	(16,225)
Sale of tangible fixed assets		-	250
Purchase of intangible fixed assets		(29,593)	(70,211)
Government grants received		1,464	454
		(39,701)	(85,732)
Acquisitions and disposals
Sale of businesses		156,308	-
Costs of acquisition and deferred consideration payments		(6,175)	(16,098)
		150,133	(16,098)
Equity dividends paid		(5,045)	(3,464)
Net cash flow before management of liquid resources and financing		147,688	(65,947)
Management of liquid resources
Decrease/(increase) in short term deposits		18,641	(161,000)
Financing
Issue of ordinary share capital (net of expenses)		167	188,261
Purchase of own shares		(8,001)	-
Loans notes repaid		(76,277)	(27,323)
Loans (repaid)/obtained (net)		(89,486)	49,751
Principal repayment under hire purchase agreements		(372)	(400)
		(173,969)	210,289
Decrease in cash in the year		(7,640)	(16,658)

Audited results for the year ended 30 September 2002

Notes to results

  Basis of preparation

  The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 30 September 2002 or 2001. The financial information for the year ended 30 September 2001 is derived from the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors reported on those accounts and their report was unqualified. The statutory accounts for the year ended 30 September 2002 will be finalized on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

  Earnings per share

  Earnings per ordinary share is based on profit for the financial year of L92,010,000 (2001: L13,230,000) and on 185,244,963 ordinary shares (2001: 161,354,740) the weighted average number of ordinary shares in issue during the year, excluding those held in the employee share trust.

  Adjusted earnings per share reflects the results before the impact of exceptional items and amortisation of goodwill and intangibles and provides a clearer understanding of the underlying trading performance of the group.

  Diluted earnings per share is calculated using an adjusted number of shares reflecting the number of dilutive shares under option.

  The weighted average numbers of shares used in the calculation of earnings per share are as follows:
	2002 Number of shares	2001 Number of shares
Weighted average number of shares:
Basic	185,244,963	161,354,740
Diluted	186,330,634	164,160,276

Adjusted earnings per share	2002 pence	2001 pence
Earnings per ordinary share	49.7	8.2
Adjustments (net of tax):
Gain on sale of businesses	(37.1)	-
Goodwill and intangibles amortisation	14.8	15.2
Premium paid on notes redemption	4.8	-
Adjusted earnings per share - basic	32.2p	23.4p

  Reconciliation of operating profit to net cash inflow from operating activities

	2002	2001
	L'000	L'000
Operating profit	43,184	30,339
Depreciation	5,937	6,136
Amortisation of intangibles	27,405	24,602
Capital grants release	(1,067)	(1,388)
Loss on sale of tangible fixed assets	-	25
Increase in stocks	(803)	(2,356)
Increase in debtors	(6,825)	(1,214)
Increase / (decrease) in creditors	127	(822)
Exchange difference	(4,666)	(1,467)
Net cash inflow from operating activities	63,292	53,855

  Final dividend

The final dividend will be paid on 26 February 2003 to shareholders on the register on 24 January 2003.

Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP")

  Profit for the financial year and shareholders' funds

The group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial period and equity shareholders' funds are set out in the tables below:
	Year ended 30 September
	2002	2001
	L'000	L'000
	Unaudited
(a) Reconciliation of profit for the financial year to US GAAP
Profit for the financial period under UK GAAP	92,010	13,230
US GAAP adjustments:
Amortisation of goodwill	15,604	6,717
Amortisation of intangibles	(705)	(1,061)
Related amortisation of goodwill	-	51
Capitalisation of interest	(35)	(35)
Deferred taxation	(8,414)	(4,209)
Compensation expense	(219)	(3,405)
Inventory step up release	-	(986)
Deferred tax effect of US GAAP adjustments	296	1,065
US GAAP adjustments total	6,527	(1,863)
Profit for the financial period under US GAAP - UK pounds	98,537	11,367
- US dollars	145,176	16,426

	As at 30 September
	2002	2001
	L'000	L'000
	Unaudited
(b) Effect on equity shareholders' funds of differences between UK GAAP and US GAAP
Equity shareholders' funds under UK GAAP	671,959	604,630
US GAAP adjustments:
Acquisition accounting	(85,752)	(100,651)
Amortisation of goodwill relating to contingent consideration	1,057	1,057
Capitalisation of interest	1,622	1,657
Deferred taxation	(15,366)	(7,248)
Employee benefit trust	(7,082)	(7,064)
Share premium account	7,082	7,064
Dividends	3,662	3,143
US GAAP adjustments total	(94,777)	(102,042)
Equity shareholders' funds under US GAAP - UK pounds	577,182	502,588
- US dollars	909,007	738,183

Consolidated balance sheets (US GAAP)

(In thousands of US dollars)

	As at September 30
	2002	2001
Assets
Current assets:
Cash and cash equivalents	313,012	326,076
Accounts receivable, net	32,869	27,298
Inventories	26,902	24,249
Deferred tax asset	7,718	13,600
Prepaid expense and other assets	4,397	7,457
Current assets - discontinued operations	-	17,970
	384,898	416,650
Property, plant and equipment, net	63,394	56,863
Property, plant and equipment, net - discontinued operations	-	76,559
Intangible assets, net	387,445	346,287
Goodwill	236,494	241,404
Goodwill, net - discontinued operations	-	12,276
Total assets	1,072,231	1,150,039
Liabilities
Current liabilities:
Accounts payable	14,007	14,749
Accrued and other liabilities	44,053	34,081
Current instalments of long-term debt	616	12,422
Current instalments of obligation under capital leases	392	538
Income taxes	11,052	1,943
Current liabilities - discontinued operations	-	23,258
Total current liabilities	70,120	86,991
Other liabilities:
Long-term debt, excluding current instalments	50,729	240,403
Long-term obligations under capital leases, excluding current instalments	224	583
Deferred income taxes	35,962	32,793
Other non-current liabilities	6,189	4,939
Other non-current liabilities - discontinued operations	-	45,790
Total liabilities	163,224	411,499
Minority interest - discontinued operations	-	357
Shareholders' equity
Ordinary shares, par value (pounds sterling) 0.10 per share; 250,000,000 (September 30, 2001;250,000,000) shares authorised, 187,805,260 shares issued and outstanding at September 30, 2002 and 189,311,298 issued and outstanding at September 30, 2001	29,981	29,902
Additional paid in capital	677,475	673,144
Retained earnings	179,328	53,982
Treasury stock	(11,473)	(11,444)
Accumulated other comprehensive gains/(loss)	33,696	(7,401)
Total shareholders' equity	909,007	738,183
Total liabilities and shareholders' equity	1,072,231	1,150,039

Consolidated statement of operations (US GAAP)

(In thousands of US dollars, except per share data)
	Year ended September 30
	2002	2001
Revenues
Product revenue	235,221	183,822
Operating expenses
Cost of sales (excluding depreciation shown separately below)	51,550	44,243
Selling, general and administrative	64,530	64,760
Research and development	19,783	13,694
Depreciation	5,323	4,303
Amortisation	19,497	26,185
Total operating expenses	160,683	153,185
Operating income	74,538	30,637
Other income (expense)
Interest income	10,816	6,319
Interest expense	(16,501)	(22,360)
Total other income (expense)	5,685	16,041
Income before taxes	68,853	14,596
Provision for income taxes	23,914	6,011
Income from continuing operations before extraordinary loss	44,939	8,585
Discontinued operations:
Earnings from discontinued operations (net of tax charge of $2,213)	7,037	7,841
Gain on disposal of discontinued operations (net of tax charge of $3,893)	101,091	-
Net income before extraordinary loss	153,067	16,426
Extraordinary loss on early retirement of debt (net of tax benefit of $5,260)	(7,891)	-
Net income	145,176	16,426
Basic and diluted net income per ordinary share:
- continuing operations before extraordinary loss	0.24	0.05
- gain on disposal of discontinued operations - earnings from discontinued operations	0.54 0.04	- 0.05
- extraordinary loss on debt retirement	(0.04)	-
Basic and diluted net income per ordinary share	0.78	0.10
Basic net income per ADS equivalent:
- continuing operations	0.97	0.21
- earnings from discontinued operations	0.15	0.20
- gain on disposal of discontinued operations	2.18	-
- extraordinary loss on debt retirement	(0.17)	-
Basic net income per ADS equivalent	3.13	0.41

Diluted net income per ADS equivalent:
- continuing operations	0.97	0.21
- earnings from discontinued operations	0.15	0.19
- gain on disposal of discontinued operations	2.17	-
- extraordinary loss on debt retirement	(0.17)	-
Diluted net income per ADS equivalent	3.12	0.40
Weighted average ordinary shares outstanding
Basic	185,244,963	161,354,740
Diluted	186,330,634	164,160,276
Weighted average ADS equivalents outstanding
Basic	46,311,241	40,338,685
Diluted	46,582,659	41,040,069

Unaudited consolidated statements of cash flows (US GAAP)

(In thousands of US dollars)
	Year ended September 30
	2002	2001
Cash flows from operating activities
Net income	145,176	16,426
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	8,751	8,902
Amortisation of intangibles	19,497	27,269
Profit on sale of businesses	(104,984)	-
Loss on sale of assets	-	139
Amortisation of government grants	(1,576)	(2,016)
Loan notes premium adjustment	(3,723)	-
Stock compensation expense	323	4,946
Minority interest	47	177
Changes in assets and liabilities:
Increase in accounts receivable, prepaid expense and other assets	(12,859)	(2,347)
Increase in inventories	(3,005)	(2,098)
Increase in accounts payable, accrued liabilities and other liabilities	4,535	10,389
Income taxes	19,357	8,256
Foreign exchange gain/(loss)	1,839	(9,551)
Net cash provided by operating activities	73,378	60,492

Cash flows from investing activities
Purchase of tangible fixed assets	(17,301)	(23,568)
Purchase of intangible fixed assets	(42,037)	(101,968)
Proceeds from sale of tangible fixed assets	-	367
Proceeds from sale of businesses	228,574	-
Deferred consideration and acquisition costs	(8,772)	(23,705)
Net cash provided by (used in) investing activities	160,464	(148,874)
Cash flows from financing activities Loan notes repaid	(111,300)	(41,203)
Long term debt (repaid)/obtained	(138,010)	73,285
Payments under capital leases	(557)	(577)
Proceeds from share capital issue (net of expenses)	249	273,470
Purchase of own shares	(12,489)	-
Cash dividends paid	(7,434)	(4,998)
Government grants received	2,241	659
Net cash (used in)/provided by financing activities	(267,300)	300,636

Net (decrease)/ increase in cash and cash equivalents	(33,458)	212,254
Cash and cash equivalents, beginning of period	326,076	113,671
Foreign exchange adjustment on cash and cash equivalents	20,394	151
Cash and cash equivalents, end of period	313,012	326,076